SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                        Commission file number 001-05083

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


               THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN


     B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                               XANSER CORPORATION
                           2435 N. Central Expressway
                             Richardson, Texas 75080

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                Table of Contents


                                                                                                             Page

Independent Auditors' Report                                                                                     1

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001                                    2

Statements of Changes in Net Assets Available for Benefits for the Years
      Ended December 31, 2002 and 2001                                                                           3

Notes to Financial Statements                                                                                    4

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     10

Signature                                                                                                       11

Exhibits:
      Exhibit 23.1  Independent Auditors' Consent                                                               12
      Exhibit 99.1  Certification of Chief Executive Officer, Pursuant to Section 906(a) of the
                    Sarbanes-Oxley Act of 2002, dated as of June 26, 2003, filed herewith.                      13
      Exhibit 99.2  Certification of Chief Financial Officer, Pursuant to Section 906(a) of the
                    Sarbanes-Oxley Act of 2002, dated as of June 26, 2003, filed herewith.                      14


                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                        Independent Auditors' Report


To the Administrator and Participants of The Xanser Corporation Savings and Investment Plan:



We have audited the accompanying statements of net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      KPMG LLP

Dallas, Texas
June 13, 2003

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits




                                                                                        December 31,
                                                                           -------------------------------------
                                                                                  2002               2001
                                                                           -----------------   -----------------
ASSETS
Investments, at fair value (Note 3)                                        $      28,203,316   $      33,094,828
Cash                                                                                 146,642             467,066
Contributions receivable                                                             141,951             189,910
Other receivables                                                                    179,927             444,351
                                                                           -----------------   -----------------
           Total assets                                                           28,671,836          34,196,155
                                                                           -----------------   -----------------
LIABILITIES
Payables and accrued liabilities                                                     185,502             153,659
                                                                           -----------------   -----------------
NET ASSETS AVAILABLE FOR BENEFITS                                          $      28,486,334   $      34,042,496
                                                                           =================   =================





                See accompanying notes to financial statements.
                                       2

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits



                                                                                  Years ended December 31,
                                                                           -------------------------------------
                                                                                  2002               2001
                                                                           -----------------   -----------------
ADDITIONS:
Additions to net assets attributed to:
   Contributions:
      Sponsor                                                              $         703,866   $      1,216,009
      Participants                                                                 1,659,773          2,540,912
                                                                           -----------------   ----------------
             Total contributions                                                   2,363,639          3,756,921

   Investment income:
      Net appreciation in fair value of assets                                         --             2,418,152
      Interest and investment income                                               1,230,625            892,483
                                                                           -----------------    ---------------
             Total investment income                                               1,230,625          3,310,635

             Total additions                                                       3,594,264          7,067,556
                                                                           -----------------    ---------------

DEDUCTIONS:
Deductions from net assets attributed to distributions and
   withdrawals                                                                    (4,331,739)        (3,379,429)

Net depreciation in fair value of assets                                          (4,818,687)             --
                                                                            ----------------    ---------------
             Total deductions                                                     (9,150,426)        (3,379,429)
                                                                            ----------------    ---------------
        Net change in assets                                                      (5,556,162)         3,688,127

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                              34,042,496         30,354,369
                                                                            ----------------    ---------------
   End of year                                                              $     28,486,334    $    34,042,496
                                                                            ================    ===============


                See accompanying notes to financial statements.
                                       3

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  Plan Description

     The Xanser Corporation Savings and Investment Plan (the Plan), formerly the Kaneb Services, Inc. (KSI) Savings Investment Plan (see Note 9), is a defined contribution plan for employees of Xanser Corporation (Xanser or Sponsor), its wholly owned domestic subsidiaries (the Companies) and certain former employees as described in Note 10. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter, to contribute 2% to 20% and 2% to 15% of base compensation on a pretax basis into participant accounts for 2002 and 2001, respectively. In addition to a mandatory contribution equal to 2% of base compensation per year after one year of employment, effective July 1, 2001, each Plan participant receives the Companies' matching contributions of 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding twelve months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. At December 31, 2002, the Austin Trust Company served as trustee (the Trustee), the 401(k) Company served as the Plan's record keeper and the Vice President of Human Resources of Xanser served as the Plan Administrator. Effective January 1, 2003, Nationwide Trust Company became the Trustee of the Plan. All administrative and trust expenses of the Plan are paid by Xanser. A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

(2)  Summary of Significant Accounting Policies

     The Plan maintains its accounts on the accrual basis of accounting.

     (a)  Investments

          The Plan's investments in common stock are stated at fair value based on quoted market prices. Mutual Fund shares are valued based on public market prices that represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at unpaid principal balance which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     (b)  Federal Income Taxes

          The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under
          Section 501(a) of the Code. On January 1, 2002, the Plan was amended and restated to incorporate all prior amendments and the Plan's name change. The IRS granted a favorable letter of determination on July 31, 2002. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's accounts are distributed or made available to the employee in an unqualified manner.

          The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2002 and 2001 was $11,000 and $10,500, respectively. Participant compensation in excess of $200,000 in 2002 and $170,000 in 2001 is excluded in calculating participant deferrals and employer matching contributions for the above years. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)  Investment Programs

     The Plan's investments at December 31, 2002 and 2001 are as follows:

                                                  December 31, 2002                  December 31, 2001
                                          ----------------------------------  -----------------------------------
                                         Number of shares     Fair value      Number of shares      Fair value
                                         ----------------- -----------------  -----------------  -----------------
Investments at fair value as determined
  by quoted market price:
    Xanser Corporation Common Stock       3,560,026.000    $      5,624,841*   2,104,304.000     $     4,229,651*
    Kaneb Services LLC Common Shares             --                   --         533,318.000          10,426,367*
                                        ---------------    ----------------  ---------------     ---------------
                                          3,560,026.000           5,624,841    2,637,622.000          14,656,018
Investments at fair value:
    Janus Worldwide Fund                     42,388.686           1,361,948       35,058.068           1,536,946
    Robertson Stephens Emerging
      Growth Fund                            41,258.855             790,107       30,643.075             980,885
    Scudder Equity 500 Index Fund            19,526.659           1,934,311*      14,846.980           1,919,417*
    Franklin Real Estate Securities
      Fund Class A                           34,961.276             563,576       14,980.456             247,177
    Growth Fund of America Class A           95,696.375           1,767,512*      62,471.290           1,481,194
    Lord Abbett Affiliated Fund
      Class A                               367,549.909           3,870,300*     287,719.741           3,938,883*
    MFS New Discovery Fund Class A           21,302.684             243,490       10,595.727             182,140
    PIMCO Total Return Administrative
      Shares                                248,188.910           2,648,176*     174,313.826           1,823,323*
    ING International Small Cap
      Growth Class A                          9,785.974             183,389        4,904.024             110,929
    Putnam International Growth
      Class A                                56,211.881             922,437       32,963.319             653,333
    State Street Research Aurora Fund
      Class A                                45,822.354           1,182,217       23,807.160             770,162
    Invesco Stable Value Fund             5,841,812.730           5,841,813*   3,660,582.850           3,660,583*
    Alliance Capital Reserve                 38,737.650              38,738           53.910                  54
    Participants' Loans                          --               1,230,461           --               1,133,784
                                         --------------      --------------  ---------------     ---------------
                                          6,863,243.943          22,578,475    4,352,940.426          18,438,810
                                         --------------      --------------  ---------------     ---------------
                                         10,423,269.943      $   28,203,316    6,990,562.426     $    33,094,828
                                         ==============      ==============  ===============     ===============


       * Represents 5% or more of total net assets available for benefits.

     For the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                               Year Ended           Year Ended
                                                               December 31,         December 31,
                                                                  2002                 2001
                                                            -----------------   ------------------
Common stock and shares                                     $      (1,453,821)  $        4,807,159
Mutual funds                                                       (3,364,866)          (2,389,007)
                                                            -----------------   ------------------
                                                            $      (4,818,687)  $        2,418,152
                                                            ==================  ==================

(4)  Contributions

     Contributions  receivable at December 31, 2002 and 2001,  included  $52,398
     and  $63,845  of  employer   contributions  and  $89,553  and  $126,065  of
     contributions withheld from participants' compensation, respectively.

     Sponsor contributions to the Xanser Corporation Common Stock Fund may be made in the form of Xanser Corporation common stock purchased by the Sponsor or cash with which the trustee subsequently purchases Xanser Corporation common stock on the open market. During 2002 and 2001, Sponsor contributions of $463,444 and $729,966 and participant contributions of $251,925 and $675,996 were used by the trustee to purchase shares of Xanser Corporation common stock on the open market, respectively.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in Xanser Corporation common stock. The following tables set forth information related to the Xanser Corporation Common Stock Fund's assets available for benefits as of December 31, 2002 and 2001 and the changes in such assets for the year ended December 31, 2002 and 2001.

                                                               December 31,         December 31,
                                                                  2002                 2001
                                                            -----------------   ------------------
ASSETS
   Investments, at fair value (Note 3)                      $       5,624,841   $        4,229,651
   Contributions receivable                                            39,526               58,993
   Other receivables                                                   27,493                1,128
                                                            -----------------   ------------------
      Total assets                                                  5,691,860            4,289,772
                                                            -----------------   ------------------

LIABILITIES
   Payables and accrued liabilities                                   --                    69,188
                                                            -----------------   ------------------
NET ASSETS AVAILABLE FOR BENEFITS                           $       5,691,860   $        4,220,584
                                                            =================   ==================

                                                                Year Ended           Year Ended
                                                               December 31,         December 31,
                                                                  2002                 2001
                                                            -----------------   -----------------
          ADDITIONS:
          Additions to net assets attributed to:
             Contributions:
                Sponsor                                     $         463,444   $         729,966
                Participants                                          251,925             675,996
                                                            -----------------   -----------------
                  Total contributions                                 715,369           1,405,962

             Net investment transfers, distributions and
                withdrawals                                         2,368,609                --
                                                            -----------------   -----------------
                 Total additions                                    3,083,978           1,405,962
                                                            -----------------   -----------------

          DEDUCTIONS:
          Deductions from assets attributed to:
             Net investment transfers, distributions and
                withdrawals                                            --                (776,504)
             Net depreciation in fair value of assets              (1,612,702)           (196,597)
             KSL distribution (Note 10)                                --              (6,917,328)
                                                            -----------------   -----------------
                  Total deductions                                 (1,612,702)         (7,890,429)
                                                            -----------------   -----------------
                Net change in assets                                1,471,276          (6,484,467)

          NET ASSETS AVAILABLE FOR BENEFITS:
             Beginning of year                                      4,220,584          10,705,051
                                                            -----------------   -----------------
             End of year                                    $       5,691,860   $       4,220,584
                                                            =================   =================

     Net investment transfers, distributions and withdrawals represents distributions and withdrawals (as defined in Note 5) and the net effect of Xanser Corporation Common Stock Fund purchases (sales) from/to other Plan investment accounts.

(5)  Distributions and Withdrawals

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.


(6)  Forfeitures

     At December 31, 2002 and 2001, forfeited nonvested accounts totaled $99,047 and $27,968, respectively. These amounts, forfeited by participants upon withdrawing from the Plan, will be used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met.

(7)  Plan Termination

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)  Change in Service Providers

     Effective January 1, 2003, the Company appointed Nationwide Trust Company as Trustee. Effective April 1, 2001, the Company appointed Austin Trust Company as Trustee and The 401(k) Company as recordkeeper of the Plan. Prior to April 1, 2001, the Charles Schwab Trust Company served as Trustee and Leggette & Company served as recordkeeper of the Plan.

(9)  Change in Name of Plan

     On August 7, 2001, the stockholders of KSI approved an amendment to its Certificate of Incorporation to change the name of the company to Xanser Corporation. A plan amendment was adopted on December 9, 2001 to change the Plan name from the Kaneb Services, Inc. Savings Investment Plan to The Xanser Corporation Savings and Investment Plan. The IRS granted a favorable letter of determination on July 31, 2002.

(10) KSL Distribution

     In June 2001, KSI distributed its pipeline, terminaling and product marketing businesses (the "Distribution") to its stockholders in the form of a new limited liability company, Kaneb Services LLC (KSL). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.

     Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and will not make contributions to the Plan. No participant accounts were transferred from the Plan to the new KSL 401(k) plan upon its establishment.

(11) Parties-in-Interest Transactions

     Certain Plan investments include shares of common stock of Xanser, the Plan Sponsor, and KSL common shares received as a result of the Distribution (Note 10). Therefore, transactions related to these shares qualify as party-in-interest transactions.

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

   Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                                          Number                      Current
                Name of issuer and title of issue                        of shares                     value
-------------------------------------------------------------------  ------------------        --------------------

*  Xanser Corporation Common Stock                                      3,560,026.000          $          5,624,841
                                                                                               ====================
   Janus Worldwide Fund                                                    42,388.686          $          1,361,948
                                                                                               ====================
   Scudder Equity 500 Index Fund                                           19,526.659          $          1,934,311
                                                                                               ====================
   Franklin Real Estate Securities Fund Class A                            34,961.276          $            563,576
                                                                                               ====================
   Growth Fund of America Class A                                          95,696.375          $          1,767,512
                                                                                               ====================
   Lord Abbett Affiliated Fund Class A                                    367,549.909          $          3,870,300
                                                                                               ====================
   MFS New Discovery Fund Class A                                          21,302.684          $            243,490
                                                                                               ====================
   PIMCO Total Return Administrative Shares                               248,188.910          $          2,648,176
                                                                                               ====================
   ING International Small Cap Growth Class A                               9,785.974          $            183,389
                                                                                               ====================
   Putnam International Growth Class A                                     56,211.881          $            922,437
                                                                                               ====================
   Robertson Stephens Emerging Growth Fund                                 41,258.855          $            790,107
                                                                                               ====================
   State Street Aurora Fund Class A                                        45,822.354          $          1,182,217
                                                                                               ====================
   Invesco Stable Value Fund                                            5,841,812.730          $          5,841,813
                                                                                               ====================
   Alliance Capital Reserve                                                38,737.650          $             38,738
                                                                                               ====================
*  Participants' Loans (a)                                                     --              $          1,230,461
                                                                                               ====================

*  Party-in-interest

     (a) Interest rates ranging from 5.78% to 10.5% and maturities up to five years.


                 See accompanying independent auditors' report.
                                       10

Exhibits:

         23.1     Consent of KPMG, LLC, filed herewith.

         99.1     Certification of Chief Executive  Officer,  Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002,
                  dated as of June 26, 2003, filed herewith.

         99.2     Certification of Chief Financial  Officer,  Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002,
                  dated as of June 26, 2003, filed herewith.



                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      THE XANSER CORPORATION
                                      SAVINGS AND INVESTMENT PLAN




Date:  June 26, 2003                  By: /s/ WILLIAM H. KETTLER
                                         ---------------------------------------
                                         William H. Kettler
                                         Vice President - Human Resources
                                         (Plan Administrator)

                                                                    Exhibit 23.1



                          Independent Auditors' Consent



Xanser Corporation
To the Administrator and Participants of The Xanser Corporation Savings and Investment Plan:


We consent to the incorporation by reference in registration statement numbers 333-101996, 333-87446, 333-83970, 333-83968, 333-68558, 333-34496, 333-60195,
333-22109,  333-14071,  333-14069,  333-14067,  333-08727, 333-08725, 333-08723,
33-58981, 33-54027 and 33-41295 on Form S-8 of Xanser Corporation of our report dated June 13, 2003 relating to the statements of net assets available for benefits of the Xanser Corporation Savings and Investment Plan as of December 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended and related schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Xanser Corporation Savings and Investment Plan.



                                        KPMG LLP

Dallas, Texas
June 25, 2003

                                                                    Exhibit 99.1



                     CERTIFICATE OF CHIEF EXECUTIVE OFFICER


          Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

     The undersigned, being the Chief Executive Officer of Xanser Corporation (the "Company"), hereby certifies that the Company's Annual Report for The Xanser Corporation Savings and Investment Plan on Form 11-K, filed with the United States Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


Date:    June 26, 2003

                                           /s/ JOHN R. BARNES
                                         ---------------------------------------
                                         John R. Barnes
                                         Chief Executive Officer





This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. The signed original of this statement has been provided to Xanser Corporation and will be retained by Xanser Corporation and furnished to the Securities and Exchange Commission or its staff upon request.



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
                                                                    Exhibit 99.2



                     CERTIFICATE OF CHIEF FINANCIAL OFFICER

          Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

     The undersigned, being the Chief Financial Officer of Xanser Corporation (the "Company"), hereby certifies that the Company's Annual Report for The Xanser Corporation Savings and Investment Plan on Form 11-K, filed with the United States Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


Date:    June 26, 2003


                                            /s/ HOWARD C. WADSWORTH
                                         ---------------------------------------
                                         Howard C. Wadsworth
                                         Vice President, Treasurer and Secretary
                                         (Chief Financial Officer)






This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. The signed original of this statement has been provided to Xanser Corporation and will be retained by Xanser Corporation and furnished to the Securities and Exchange Commission or its staff upon request.




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